SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number: 1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN
By	s:/Jim A. Leonard/
Jim A. Leonard - Member of the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee

Dated: June 28, 2006

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

		Page
Report of Independent Registered Public Accounting Firm		1
Statements of Net Assets Available for Benefits – December 31, 2005 and 2004		2
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2005
	and 2004	3
Notes to Financial Statements		4
Schedules
1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005	19
2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31,
	2005	21

Note: Supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 and Schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Los Angeles, California
June 23, 2006

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(Amounts in thousands)

	2005	2004
Assets:
Investments:
At fair value:
Money market account	$9,663	2,118
Common/collective trust	15,239	21,162
Common stock	683,801	552,201
Mutual funds	436,291	391,134
Participant loans	21,277	17,942
Plan interest in master trust accounts	63,441	60,963
At contract value:
Plan interest in guaranteed investment
contracts master trust account	259,557	197,625
Total investments	1,489,269	1,243,145
Receivables:
Interest and dividends	3,053	2,564
Participant contributions	1,983	—
Employer contributions	1,070	—
Due from broker for securities sold	1,754	5,850
Total receivables	7,860	8,414
Total assets	1,497,129	1,251,559
Liabilities:
Accrued expenses	33	51
Payable under securities lending agreement	9,663	2,118
Due to broker for securities purchased	3,473	6,591
Total liabilities	13,169	8,760
Net assets available for benefits	$1,483,960	1,242,799

See accompanying notes to financial statements.

2

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

(Amounts in thousands)

	2005	2004
Additions:
Additions to net assets attributable to:
Investment income:
Interest	$1,025	1,834
Dividends	18,044	15,488
Net appreciation in fair value of investments	208,106	199,465
Plan interest in master trust accounts investment income	14,999	14,828
Other income	—	196
Total investment income	242,174	231,811
Contributions:
Participant	49,273	40,625
Employer	23,993	22,174
Participant rollovers	27,190	1,556
Total contributions	100,456	64,355
Total additions	342,630	296,166
Deductions:
Deductions from net assets attributable to:
Benefits paid to participants	100,477	119,306
Plan expenses	992	719
Total deductions	101,469	120,025
Net increase	241,161	176,141
Net assets available for benefits:
Beginning of year	1,242,799	1,066,658
End of year	$1,483,960	1,242,799

See accompanying notes to financial statements.

3

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined-contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC (the Board). The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. Effective April 1, 2004, the Bank of New York Trust Company (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan. Prior to April 1, 2004, The Northern Trust Company was the trustee of the Plan.

	(c)	Contributions

Participant Contributions – Participants may contribute up to the maximum contribution percentage of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. For 2005, the deferral percentage limits were 30.9% for non-Highly Compensated Employees (non-HCEs) and 14% for Highly Compensated Employees (HCEs). For 2004, the deferral percentage limits were 32% for non-HCEs and 14% for HCEs. Participants age 50 or older by the end of the Plan year were permitted to contribute before-tax catch-up contributions to the Plan up to $4,000 and $3,000 for the 2005 and 2004 Plan years, respectively.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributed 100% of a participant’s contribution up to the first 6% of eligible compensation. For collectively bargained employees, the Company contributed 50%, 65%, 75%, 90%, or 100% as negotiated by their respective unions, of the first 6% of eligible compensation that a participant contributed to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund). Participants who met age and vesting service requirements may elect to diversify Oxy stock held in the Company matching account into other investment funds. Once the participant diversifies from the Oxy Stock Fund’s Employer matching account, those balances may not be transferred back into the Oxy Stock Fund.

4	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan investment losses and Trustee fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Effective June 1, 2002, participants became 100% vested in dividends credited to their balance in the Company Matching Contribution Account under the Oxy Stock Fund on or after June 1, 2002. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Generally, a participant is 20% vested for each full year of service and is 100% vested after five years of vesting service.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount which would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation. Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the Western Federal Credit Union’s loan rate for a loan secured by a member’s deposit account at the time the loan is approved. Interest rates ranged from 2% to 12% on loans outstanding as of December 31, 2005. Principal and interest are paid ratably through monthly payroll deductions.

(g)	Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

(h)	Forfeited Accounts

Forfeited nonvested accounts are used to reduce Employer contributions. During 2005 and 2004, Employer contributions were reduced by approximately $402,000 and $298,000 from forfeited nonvested accounts, respectively. Unallocated forfeitures at December 31, 2005 and 2004 were not

5	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

significant to the financial statements. Effective August 2, 2004, Plan forfeitures are used to pay Plan expenses before reducing Employer contributions.
	(i)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions, in 1% increments, among any of the investment options offered at the time. Participants may change their investment options daily. Participants are provided a Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund. If a participant does not make an investment election, his or her elected contributions automatically are invested in the Plan’s Stable Value Fund.

	(j)	Plan Amendments

Effective August 2, 2004, the Plan was amended to allow forfeitures to be used to pay the reasonable costs of administering the Plan and any remaining forfeitures to be used to reduce Employer matching contributions. In addition, participants who met age and vesting service requirements may elect to diversify Oxy stock held in the Employer matching account into other investment funds. The changes were to be implemented in three phases beginning August 1, 2004 and ending March 1, 2005 based on the participant’s age and vesting service under the Plan.

(2)	Summary of Significant Accounting Policies
	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the 2004 financial statements to be consistent with the current year presentation.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the investments in a master trust investment account with underlying assets in guaranteed investment contracts (fully benefit-responsive investment contracts), which are valued at contract value (notes 3 and 5). The common/collective trust is valued by the issuer based on quoted prices of the underlying securities, if available. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

6	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains and losses on investments are based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses of investments are based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation (depreciation) in fair value of investments is reflected in the accompanying statements of changes in net assets available for benefits as “net appreciation in fair value of investments.”

(d)	Payment of Benefits
Benefits are recorded when paid.
(e)	Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

As of December 31, 2005 and 2004, approximately 44% and 42%, respectively, of total Plan investments were invested in Oxy stock.
7	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):
	December 31
	2005	2004
Oxy stock*	$650,998	525,498
Invesco Stable Value Fund (GIC MTIA)	259,557	197,625
Vanguard Employee Benefit Index Fund	163,679	197,625
Dodge & Cox Balanced Fund	74,978	69,181
All other investments less than 5%	340,057	280,029
Total investments	$1,489,269	1,243,145
*Participant- and nonparticipant-directed
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (amounts in thousands):
	2005	2004
Common stock	$187,668	160,922
Mutual funds	20,438	38,543
	$208,106	199,465

The Plan participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2005 and 2004. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $9,364,000 and $2,040,000 at December 31, 2005 and 2004, respectively. Cash collateral of approximately $9,663,000 and $2,118,000 was held at December 31, 2005 and 2004, respectively, with an offsetting liability.

The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2005 and 2004 was approximately $4,000 and $2,000, respectively, net of bank fees of approximately $2,000 and $1,000, respectively. This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

8	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Oxy Stock Fund

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant- and nonparticipant-directed investments is as follows (amounts in thousands):

	December 31
	2005	2004
Net assets:
Oxy Stock Fund	$669,287	546,964
	Year Ended December 31
	2005	2004
Changes in net assets:
Contributions	$36,375	26,524
Investment income	11,174	10,914
Net appreciation in fair value of investments	184,893	158,115
Transfers between funds	(64,258)	(40,319)
Benefits paid to participants	(45,747)	(65,737)
Administrative Expenses	(114)	(109)
	$122,323	89,388
9	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Plan Interest in Guaranteed Investment Contracts Master Trust Account

The Plan and the OPC Retirement Plan each owns an undivided interest in the Guaranteed Investment Contracts Master Trust Account (GIC MTIA, also known as the Invesco Stable Value Fund), which invests in guaranteed investment contracts (GICs) and synthetic GICs. The GIC MTIA is managed by Invesco. The Plan’s investment interest in the GIC MTIA is 52% and 46% at December 31, 2005 and 2004, respectively.

The following table presents the contract value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest, as stated within (amounts in thousands):
	December 31
	2005	2004
Net assets of GIC MTIA:
Assets:
Guaranteed investment contracts, at contract value	$493,389	430,492
Due from broker for securities sold	1,017	—
Accrued investment income	25	—
	$494,431	430,492
Plan’s percentage interest in GIC MTIA net assets	52%	46%
Plan interest in GIC MTIA	$259,557	197,625
The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):
	Year Ended December 31
	2005	2004
Investment income:
Net appreciation in contract value of investments	$21,664	18,623
Less investment expenses	(371)	(108)
	$21,293	18,515

The Plan’s interest in the net change (including investment income, additions, and deductions) in the GIC MTIA for the years ended December 31, 2005 and 2004 were approximately $10,662,000 and $8,048,000, respectively. The GICs are valued at contract value because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts’ provisions, the contract value reporting for these investments is not jeopardized.

10	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value of the general account investment type GICs is derived by comparing the contract value, on a duration basis, to the yield curve. Fair value of the nonparticipating synthetic GICs is determined by comparing each contract, on a duration basis, to a Treasury yield curve at year-end plus 40 basis points. Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by GIC MTIA rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

The wrapper contract is valued at the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to such assets. When considered together, the underlying assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed a return of principal and accrued interest.

During 2005 and 2004, the average yield earned on amounts invested in the GICs was 4.72% and 4.62%, respectively. As of December 31, 2005 and 2004, the average crediting interest rate on such contracts was 4.74% and 4.59%, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

11	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA at December 31, 2005 (amounts in thousands):
	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
Bank of America NT & SA	1.69	4.24	$49,550	49,517
ING Life Ins & Ann Co (#60032)	2.37	4.21	61,834	60,849
ING Life Ins & Ann Co (#60072)	2.70	3.65	8,591	8,443
JP Morgan Chase	3.55	4.98	87,412	87,254
Metropolitan Life	2.37	4.85	60,952	60,885
Monumental Life Ins. Co. #00595	4.45	5.51	75,116	75,029
State Street Bank	3.55	4.82	87,632	87,038
UBS AG	1.69	4.25	49,399	49,042
Total synthetics			480,486	478,057
General account investments:
Monumental Life Insurance Co.	0.43	5.05	5,964	5,970
Total general account
investments			5,964	5,970
Short-term investment fund:
Bank of New York			6,939	6,939
Total guaranteed investment
contracts			493,389	490,966
Add synthetic wrappers			—	2,429
Less difference between the fair value and
contract values on the nonsynthetic GICs			—	(6)	[1]
Total contract value of
guaranteed investment
contracts			$493,389	493,389
[1]

The difference of $6,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.

12	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA at December 31, 2004 (amounts in thousands):
	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
Bank of America NT & SA	1.71	4.32	$33,174	33,628
ING Life Ins & Ann Co (#60032)	2.39	3.81	51,452	51,650
ING Life Ins & Ann Co (#60072)	2.31	3.11	8,441	8,536
JP Morgan Chase	3.54	5.07	48,556	50,442
Metropolitan Life	2.39	5.09	50,195	51,713
Monumental Life Ins. Co. #00595	4.14	5.71	66,955	68,801
State Street Bank	3.54	4.56	75,006	76,644
UBS AG	1.71	4.19	31,755	32,216
John Hancock Life Insurance	1.71	6.31	1,198	1,257
Total synthetics			366,732	374,887
General account investments:
Monumental Life Insurance Co.	1.43	5.05	5,677	5,970
IRT Stable Value Fund	2.98	3.74	47,075	47,075
Total general account
investments			52,752	52,886
Short-term investment fund:
Bank of New York			11,008	11,008
Total guaranteed investment
contracts			430,492	438,781
Less synthetic wrappers			—	(8,155)
Less difference between the fair value and
contract values on the nonsynthetic GICs			—	(134)	[2]
Total contract value of
guaranteed investment
contracts			$430,492	430,492
[2]

The difference of $134,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.

13	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(6)	Investment in Master Trust Accounts

The Plan invests in two Master Trust Investment Accounts (MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA). The Plan and the OPC Master Retirement Trust (MRT) each owns an undivided interest in these MTIAs.

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest, as stated within (amounts in thousands):
	December 31
	2005	2004
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investments	$498	464
Collateral received for securities loaned	5,410	7,484
Common stock	4,033	727
Preferred stock	6,119	9,393
Corporate bonds	17,241	16,365
Total investments	33,301	34,433
Receivables:
Due from broker for securities sold	12	117
Accrued investment income	115	133
Total receivables	127	250
Total assets	33,428	34,683
Liabilities:
Due to broker for securities purchased	—	27
Payable under securities lending agreement	5,410	7,511
Total liabilities	5,410	7,511
Net assets of Advent MTIA	$28,018	27,172
Plan’s percentage interest in Advent MTIA net assets	13%	12%
Plan interest in Advent MTIA	$3,510	3,223
14	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the previous table (amounts in thousands):
	Year Ended December 31
	2005	2004
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common Stock	$146	54
Preferred Stock	(270)	91
Corporate bonds	122	379
	(2)	524
Interest and dividends	848	848
Less investment expenses	(194)	(186)
	$652	1,186

The Plan’s interest in the net change (including investment income, additions, and deductions) in the Advent MTIA for the years ended December 31, 2005 and 2004 were approximately $94,000 and $133,000, respectively.

The Advent MTIA participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2005 and 2004. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $5,226,000 and $7,261,000 at December 31, 2005 and 2004, respectively. Cash collateral of approximately $5,410,000 and $7,484,000 was held at December 31, 2005 and 2004, respectively, with an offsetting liability.

The Advent MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2005 and 2004 was approximately $23,000 and $8,000, respectively, which is included in interest and dividends net of bank fees of approximately $13,000 and $4,000, respectively.

15	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Effective July 1, 2004, the Plan and the MRT combined their respective Alliance Bernstein investment accounts into the Bernstein MTIA. The following table presents the fair value of net assets held by, the Bernstein MTIA, in which the Plan owns an undivided interest, as stated within (amounts in thousands):

	December 31
	2005	2004
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investments	$3,541	9,462
Collateral received for securities loaned	27,321	11,524
Common stock	117,056	108,785
Total investments	147,828	129,771
Receivables:
Due from broker for securities sold	912	389
Accrued investment income	99	95
Total receivables	1,011	484
Total assets	148,839	130,255
Liabilities:
Due to broker for securities purchased	259	849
Payable under securities lending agreement	27,321	11,524
Total liabilities	27,580	12,373
Net assets of Bernstein MTIA	$121,259	117,882
Plan’s percentage interest in Bernstein MTIA net assets	49%	49%
Plan interest in Bernstein MTIA	$59,931	57,740
The following table presents the investment income earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):
	Year Ended December 31
	2005	2004
Investment income:
Net appreciation in fair value of investments:
Common Stock	$8,472	29,218
Interest and dividends	1,446	568
Less investment expenses	(887)	(370)
	$9,031	29,416
16	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The Plan’s interest in the net change (including investment income, additions, and deductions) in the Bernstein MTIA for the years ended December 31, 2005 and 2004 were approximately $4,243,000 and $6,647,000, respectively.

The Bernstein MTIA participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2005 and 2004. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $26,394,000 and $11,180,000 at December 31, 2005 and 2004, respectively. Cash collateral of approximately $27,321,000 and $11,524,000 was held at December 31, 2005 and 2004, respectively, with an offsetting liability.

The Bernstein MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2005 and 2004 was approximately $30,000 and $5,000, respectively, net of bank fees of approximately $16,000 and $3,000, respectively.

(7)	Related-party Transactions

The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Expenses paid by the Plan to the Trustee for the years ended December 31, 2005 and 2004 were insignificant.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(9)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

17	(Continued)

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(10)	Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):
	2005	2004
Net assets available for benefits per the financial statements	$1,483,960	1,242,799
Amounts allocated to withdrawing participants	(719)	(1,534)
Net assets available for benefits per the Form 5500	$1,483,241	1,241,265
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004 (amounts in thousands):
	2005	2004
Benefits paid to participants per the financial statements	$100,477	119,306
Amounts allocated to withdrawing particpants
at December 31, 2005	719	—
Amounts allocated to withdrawing particpants
at December 31, 2004	(1,534)	1,534
Amounts allocated to withdrawing particpants
at December 31, 2003	—	(762)
Benefits paid to participants per the Form 5500	$99,662	120,078

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(11)	Subsequent Events

The Board approved a resolution amending the Plan to permit all participants, regardless of age, who are 100% vested in the Plan to diversify all or a portion of their employer matching account invested in the Oxy Stock Fund among the other Plan investment options on any trading day effective July 1, 2006. In addition, the Committees, in their June 14, 2006 meeting, decided to remove the Oxy Stock Fund as a participant investment option. Thus, effective July 1, 2006, participants will no longer be permitted to invest any portion of their employee contributions (including before-tax, after-tax, and rollover) into the Oxy Stock Fund. The portion of a participant’s employee contribution investment election directed to the Oxy Stock Fund will be redirected to the Plan’s Invesco Stable Value Fund on July 1, 2006.

18	(Continued)

Schedule 1

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(Amounts in thousands)

(a)	(b)		(c)	(d)	(e)
Related party	Identity of issuer, borrower, lessor, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, maturity value, or duration	Cost*	Current value
	Money Market Account
*****	**	BNY Institutional Cash Reserves Fund	Cash collateral under securities lending agreement with
			obligation to return	$9,663	9,663
	Common Collective Trust
*****		BNY Short-Term Investment Fund	A collective trust investing in short-term securities,
			15,239,224 units		15,239
	Common stock:
	***	ADC Telecommunications Inc.	Common stock, 5,514 shares		123
		Allstate Corp. Co.	Common stock, 5,500 shares		297
	***	Altria Group Inc. (fka Phillip Morris)	Common stock, 6,800 shares		508
		American Electric Pwr Co. Inc.	Common stock, 9,100 shares		338
		American International Group Inc.	Common stock, 7,900 shares		539
		American Tower Corp.	Common stock, 6,400 shares		173
	***	Arrow Electronics Inc.	Common stock, 5,300 shares		170
		Bank America Corp.	Common stock, 19,974 shares		922
		Boeing Company	Common stock, 7,400 shares		520
		Borg Warner Inc.	Common stock, 6,000 shares		364
	***	BP PLC Spons ADR	Common stock, 13,100 shares		841
		ChevronTexaco Corp.	Common stock, 10,000 shares		568
	***	Chubb Corp.	Common stock, 7,000 shares		684
		Citigroup Inc.	Common stock, 32,700 shares		1,586
	***	Clorox Company	Common stock, 8,300 shares		472
		Comcast Corp. New	Common stock, 12,100 shares		311
		Conocophillips	Common stock, 7,400 shares		431
		Cooper Industries Inc.	Common stock, 4,800 shares		350
		Crown Castle Intl Corp.	Common stock, 6,600 shares		178
		CSX Corp.	Common stock, 10,800 shares		548
	***	Electronic Data Sys Corp.	Common stock, 13,800 shares		332
	***	Eli Lilly & Co.	Common stock, 5,300 shares		300
	***	Entergy Corp. New	Common stock, 6,900 shares		474
		Exxon Mobil Corp.	Common stock, 19,500 shares		1,095
		Federal Home Loan Mtg. Corp.	Common stock, 9,200 shares		601
		Federal Natl Mtg. Assn.	Common stock, 12,425 shares		606
		Flextronics Intl Ltd.	Common stock, 17,059 shares		178
	***	Flextronics Intl Ltd.	Common stock, 1,341 shares		14
		General Electric Co.	Common stock, 36,300 shares		1,272
		Genworth Financial Inc	Common stock, 7,500 shares		259
		Global SantaFe Corp.	Common stock, 6,200 shares		299
	***	Goldman Sachs Group Inc.	Common stock, 2,300 shares		294
		Goodrich Company	Common stock, 14,200 shares		584
		Hartford Financial Services Group Inc.	Common stock, 1,825 shares		157
	***	Hartford Financial Services Group Inc.	Common stock, 875 shares		75
		HCA Inc.	Common stock, 4,595 shares		232
	***	HCA Inc.	Common stock, 905 shares		46
		Hewlett Packard Co.	Common stock, 27,500 shares		787
		Intel Corporation	Common stock, 26,300 shares		656
	***	Interpublic Group of Companies Inc.	Common stock, 21,300 shares		206
	***	Jones Apparel Group Inc.	Common stock, 6,800 shares		209
		JPMorgan Chase & Co.	Common stock, 12,700 shares		504
		Kroger Co.	Common stock, 13,300 shares		251
	***	Lear Corp.	Common stock, 6,200 shares		176
		Lehman Bros Hldgs Inc.	Common stock, 3,600 shares		461
	***	Magna Intl Inc.	Common stock, 3,300 shares		238
		Marathon Oil Corp.	Common stock, 5,600 shares		341
		McDonald’s Corp.	Common stock, 12,800 shares		432
		Medco Health Solutions Inc.	Common stock, 6,700 shares		374
		Merck & Co. Inc.	Common stock, 13,100 shares		416
	***	Merck & Co. Inc.	Common stock, 3,600 shares		115
		Merrill Lynch & Co. Inc.	Common stock, 7,900 shares		535
	***	Metlife Inc.	Common stock, 11,200 shares		549
		Microsoft Corp.	Common stock, 34,100 shares		892
	***	National City Corp.	Common stock, 10,200 shares		342
	***	Noble Corp.	Common stock, 6,500 shares		459
		Norfolk Southern Corp.	Common stock, 3,900 shares		175
	***	Nortel Networks Corp.	Common stock, 3,800 shares		12
		Northrop Grumman Corp.	Common stock, 5,700 shares		343
*****	****	Occidental Petroleum Corp.	Common stock, 8,149,702 shares	200,149	650,998
19	(Continued)

Schedule 1-2

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(Amounts in thousands)

(a)	(b)		(c)	(d)	(e)
Related party	Identity of issuer, borrower, lessor, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, maturity value, or duration	Cost*	Current value
	Common stock (continued):
		Office Depot Inc.	Common stock, 22,500 shares		$707
		Pepsico Inc.	Common stock, 9,700 shares		573
	***	Procter & Gamble Co.	Common stock, 4,800 shares		278
	***	Renaissancere Hldgs Ltd.	Common stock, 3,500 shares		154
	***	Safeway Inc. Com New	Common stock, 17,900 shares		424
		Sanmina-Sci Corp.	Common stock, 30,100 shares		128
		Smurfit-Stone Container Corp.	Common stock, 14,800 shares		210
		Solectron Corp.	Common stock, 46,425 shares		170
	***	Sprint Nextel Corp.	Common stock, 24,700 shares		577
	***	St. Paul Travelers Companies Inc.	Common stock, 9,300 shares		415
		Suntrust Banks Inc.	Common stock, 5,200 shares		378
		Target Corp.	Common stock, 13,200 shares		726
	***	Tech Data Corp.	Common stock, 4,900 shares		194
		Tellabs Inc.	Common stock, 15,500 shares		169
		Textron Inc.	Common stock, 4,400 shares		339
		Time Warner Inc.	Common stock, 30,100 shares		525
	***	Toyota Mtr Corp Adr 2	Common stock, 2,700 shares		282
	***	Unilever NV NY Share F	Common stock, 3,700 shares		254
		Wachovia Corp.	Common stock, 10,000 shares		529
		Wisconsin Energy Corp.	Common stock, 6,000 shares		234
		XL Capital Ltd. Cl A	Common stock, 2,600 shares		175
	***	XL Capital Ltd. Cl A	Common stock, 2,400 shares		148
			Total common stock		683,801
	Participant loans:
*****			1,726 participant loans, various maturities, interest rates range
			from 2.0% – 12.0%, balances collateralized by
			participant account		21,277
	Mutual funds:
		MFO Causeway Cap Mgmt. Intl
		Value Inst’l	1,873,071 shares		31,074
		MFO Cmg Hi Yield Fund	505,103 shares		4,000
		MFO Dodge & Cox Balanced Fund	921,779 shares		74,978
		MFO Fidelity Magellan Fund Inc Open
		End Fund	442,668 shares		47,118
		MFO Hbr Fund Cap Appreciation Fund	781,385 shares		25,520
		MFO Pimco Funds Pac Invt Mgmt Ser	1,515,908 shares		15,917
		MFO Vanguard Emp Benefit
		Index Fund	1,477,382 shares		163,679
		MFO Vanguard Mid-Cap Index Inst’l
		Fund	2,647,918 shares		46,789
		MFO Vanguard Reit Index Inst’l Fund	2,080,754 shares		27,216
			Total mutual funds		436,291
	Plan Interest in Master Trust Accounts:
		Advent Unit Master Trust	317,549 units		3,510
		MFO Alliance Bernstein Small Cap Units	4,886,110 units		59,931
			Total Plan Interest in Master Trust Accounts		63,441
	Plan Interest In Guaranteed Investment
		Contracts Master Trust Account:
		Invesco Stable Value Fund	17,897,992 units		259,557
			Plan Interest In Guaranteed Investment
			Contracts Master Trust Account		259,557
			Total		1,489,269

*	Cost information omitted for participant-directed investment.
**	This is cash received for securities loaned subject to an offsetting payable of equal amount, which is nonparticipant directed.
***	Common stock lent under securities lending agreement.
****	Includes nonparticipant-directed investments.
*****	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

20

Schedule 2

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2005

(Amounts in thousands)

Identity of party involved		Description of asset (include interest rate and maturity in case of loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions:
	Invesco	Invesco Stable Value Fund:
		136 Acquisitions	$109,501	—	—	—	109,501	109,501	—
		129 Dispositions	—	58,231	—	—	52,419	58,231	5,812
*	Occidental Petroleum Corporation	Oxy Stock:
		3 Acquisitions	16,230	—	—	—	16,230	16,230	—
		16 Dispositions	—	63,471	—	—	22,448	63,471	41,023
*	The Bank of New York	BNY Short-Term Investment
		Fund:
		694 Acquisitions	175,154	—	—	—	175,154	175,154	—
		412 Dispositions	—	181,083	—	—	181,083	181,082	—
*	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

21

Exhibit Index

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm